Exhibit 99.2

NOTICE AND ACCESS NOTIFICATION

TO SHAREHOLDERS OF VERDERA ENERGY CORP.

Meeting Date and Time: Monday, October 19, 2026 at 10:00 a.m. (Pacific Time)

Location: 1200-750 W. Pender Street, Vancouver, British Columbia, V6C 2T8

You are receiving this notice as Verdera Energy Corp. (the "Corporation") has elected to use the notice-and-access model for delivery of meeting materials to its registered and non-registered shareholders ("Shareholders"). Under notice-and-access, Shareholders receive a form of proxy or voting instruction form enabling them to vote at the Corporation’s Annual General Meeting (the "Meeting"). However, instead of receiving a paper copy of the Management Information Circular (the "Circular"), Notice of Meeting, annual financial statements and related management’s discussion and analysis (together the "Meeting Materials"), Shareholders receive this notice with information on how they may access the Meeting Materials electronically. Shareholders should follow the instructions below to view the Meeting Materials on the internet. This communication presents only an overview of the more complete Meeting Materials that are available to Shareholders on the internet.

MATTERS TO BE VOTED UPON AT THE MEETING

The matters to be considered at the Meeting are listed below, as further described in the Circular:

1.	to receive and consider the audited financial statements of the Corporation for the fiscal year ended March 31, 2026, together with the reports of the auditors thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint De Visser Gray LLP as the auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

4.	to consider and, if deemed advisable, pass an ordinary resolution ratifying, confirming and approving the Corporation’s 2026 Equity Incentive Plan, as more particularly described in the accompanying Circular;

5.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

HOW TO ACCESS THE MATERIALS ONLINE

The Meeting Materials, including the Circular, can be found under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and at https://verderauranium.com.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Shareholders may request to receive paper copies of the Meeting Materials by mail at no cost. Shareholders wishing to receive paper copies in advance of the Meeting should make their request sufficiently in advance of the proxy deadline to allow time to receive and review the materials before voting. Shareholders may request a paper copy of the Meeting Materials for up to one year from the date the Meeting Materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the Meeting Materials, please contact Uplisting Advisory Services Inc. toll-free at 1-855-UPLIST-1 or contact the Secretary of the Corporation.

VOTING

To vote your securities, please refer to the instructions on your enclosed Proxy or Voting Instruction Form (“VIF”). Registered Shareholder proxies must be received no later than October 15, 2026 at 10:00 a.m. (Pacific Time), or two business days preceding the date of any adjournment or postponement. Non-registered Shareholders should complete and return their VIF in accordance with the instructions and deadline specified by their broker or other intermediary.

VOTING METHODS
INTERNET	Visit https://uplisting.holderaccess.com/pxlogin and enter your control number.
EMAIL	Complete, sign and date the proxy form and email to voteproxy@uplistadvisory.com
FACSIMILE	Complete, sign and date the proxy form and fax to 647-932-1796
MAIL	Uplisting Advisory Services Inc., 100 King Street West, Suite 5700, Toronto, ON M5X 1C7

SHAREHOLDERS WITH QUESTIONS ABOUT NOTICE-AND-ACCESS CAN CALL UPLISTING ADVISORY SERVICES INC.

TOLL-FREE AT 1-855-UPLIST-1